Exhibit (d)(3)

Marni Walden Executive Vice President and President of Product Innovation and New Businesses
One Verizon Way Basking Ridge, NJ 07920 Phone 908.559.8111 marni.walden@verizon.com

May 12, 2015

Tim Armstrong

AOL Inc.

770 Broadway

New York, New York 10003

Dear Tim:

I am pleased to set forth the terms of your continued employment with AOL Inc. (the “Company”), which is conditional upon and which will become effective as of the closing date (the “Effective Date”) of the merger (the “Merger”), if and when such Merger occurs, of the Company with a subsidiary of Verizon Communications Inc. (“Verizon”) pursuant to that certain Merger Agreement dated on or about the date hereof to which the Company and Verizon are parties (the “Merger Agreement”).

Following the Effective Date, your employment with the Company will continue to be governed by the Executive Employment Agreement between you and the Company dated March 29, 2012 (the “Employment Agreement”), provided however, that your title will be the Chief Executive Officer of the Company and you will report to me. You will also have access to the Verizon corporate plane for all business related air travel.

In addition, promptly following the Effective Date and subject to approval by Verizon’s Human Resources Committee, you will receive a “Founders’ Incentive Award” on the terms and conditions set forth in Exhibit A to this letter. In addition, commencing in 2016 you will be eligible to receive annual equity awards from the Company with a target value equal to $3,000,000, subject to the approval of Verizon’s Human Resources Committee.

In consideration for your receipt of the Founders’ Incentive Award, you hereby agree, solely for the limited purposes of entering into this agreement, that your acceptance of this position with the Company on the terms set forth in this letter and your employment on the terms set forth in this letter do not constitute a breach of the Employment Agreement and do not provide a basis for a “good reason” termination (including without limitation under clause (i) or (iii) of such definition) or an involuntary termination without cause under the Employment Agreement or under any Company stock option, stock unit or other equity award agreement.

You hereby agree that if, and to the extent that, any of the terms in this letter conflict with the terms of the Employment Agreement, the terms of this letter will supersede any conflicting terms. This letter, together with the non-conforming terms of the Employment Agreement, shall govern the relationship between you, on the one hand, and the Company and Verizon, on the other hand, from and after the Effective Date and except as provided herein shall supersede and negate all previous agreements and understandings with respect to such relationship.

For purposes of clarity, this letter is not intended to, and does not, supersede or negate the Company’s or Verizon’s rights under any pre-existing proprietary inventions assignment agreement that you had entered into prior to the Effective Date, or the terms and conditions of any stock option or stock unit award granted by the Company to you prior to the Effective Date. Neither party has made any representation to the other regarding any of the subject matters hereof except as expressly set forth in this letter.

Tim, we are in exciting times and an explosive industry and part of a powerful company. I believe these terms are commensurate with your responsibility and are an incentive for you to achieve outstanding performance results in the future. I truly look forward to working with you.

I would appreciate your signifying that you understand and accept the terms of this offer of employment by acknowledging below and returning to me by May 12, 2015. This offer will be null and void if the Merger Agreement is terminated without the Merger being consummated. If you have any questions or concerns about accepting your offer, please contact me directly.

Regards,

/s/ Marni Walden

Marni Walden

I agree to the terms and conditions as set forth in this letter and, subject to those terms and conditions, I accept the employment opportunity set forth herein as of the Effective Date.

I understand and agree for the limited purposes herein that my acceptance of this position with the Company and my employment on the terms set forth in this letter do not constitute a breach of the Employment Agreement and do not provide a basis for a “good reason” termination (including without limitation under clause (i) or (iii) of such definition) or an involuntary termination without cause under the Employment Agreement or under any Company stock option, stock unit or other equity award agreement. I hereby agree and acknowledge that my entitlement to any separation benefits that may otherwise arise under the Employment Agreement or any such Company equity award agreement shall not be deemed to be triggered by my acceptance of this position and employment on the terms set forth in this letter but such entitlement to any severance benefits shall otherwise remain in full force and effect.

/s/ Tim Armstrong	5/12/15
Tim Armstrong	Date

Exhibit A

Founders’ Incentive Award Terms and Conditions

This Exhibit A sets forth the terms and conditions of the Founders’ Incentive Award (“Award”) for Tim Armstrong (“you”). The Award is effective on the Effective Date and will be null and void if the Merger Agreement is terminated without the Merger being consummated.

1.	The Award will consist of restricted stock units with respect to the Company’s common stock (“Company RSUs”). The number of Company RSUs subject to the Award will be equal to 1.5% of the Company’s market value on the Effective Date. Subject to the conditions below in this Exhibit A, the Award will vest as to 50% of the number of RSUs on the three (3) year anniversary of the Effective Date and as to the remaining 50% of the RSUs on the four (4) year anniversary of the Effective Date (each, a “Vesting Date”).

2.	Except as expressly provided in the next sentence, in the event your employment with the Company terminates before any applicable Vesting Date (regardless of the reason or circumstances), any then-remaining unvested portion of the Award will terminate on such termination of employment and you will have no further right under, or with respect to, the Award other than what has vested and this Exhibit A. Notwithstanding the foregoing, the Award will be subject to accelerated vesting if your employment with the Company terminates in certain circumstances (including a termination of employment without cause, qualifying retirement, death or disability and in certain circumstances in connection with a change in control of the Company or termination by you for good reason) prior to the Vesting Dates as set forth in the termination of employment provisions of Verizon’s standard form of RSU award agreement in effect for Verizon’s 2015-2017 award cycle, which has been provided to you (the “Verizon RSU Award Agreement”). However, for these purposes, a change in control will be defined with reference to the Company and a change in control will not be considered to have occurred merely because the Company’s shares are distributed to Verizon’s shareholders or because of a public offer and sale of the Company’s shares by Verizon. Your right to any such accelerated vesting of the Award is subject to your providing a release of claims and your compliance with your obligations under the agreement that evidences the Award, in each case as referred to in Section 9 of this Exhibit A.

3.	The Company RSUs that vest pursuant to the Award (if any) will be paid within ten (10) business days following the applicable Vesting Date. Payment of a vested RSU shall be made in cash; provided, however, that if the common stock of the Company is publicly traded as of the date such vested RSUs are payable, payment of the vested RSU may be made by the Company delivering a share of Company common stock rather than payment in cash. In the event of a cash payment, the payment for a vested RSU will equal the per-share value of the Company’s common stock on the applicable payment date (as reasonably determined by an independent third-party appraisal firm).

4.	Any Award payment will be subject to applicable tax withholding, which will be satisfied by a reduction (in the amount of the applicable tax withholding obligation) of the amount of cash or the number of shares otherwise deliverable to you pursuant to the preceding provisions. In the event of a payment in shares, the value of the shares withheld will be based on the last closing price for a share of the Company’s common stock on the principal securities exchange on which the Company’s common stock is then listed or admitted to trade available at the time the Company directs that the net (after tax withholding) number of shares deliverable to you be recorded in your name.

5.	In the event of any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company, the Company may make an appropriate and equitable adjustment to the number of Company RSUs subject to the Award. Any such adjustment shall be subject to the approval of Verizon’s Human Resources Committee.

6.	You may not assign, pledge or transfer the Award except by will or by the laws of descent and distribution. In the event of a stock payment, you will have no rights as a shareholder with respect to the stock payable to you until the date on which you become the holder of record with respect to any shares of Company common stock delivered to you. Except as expressly provided in Section 5 above, no adjustment shall be made for dividends or other rights for which the record date occurs while the Award is outstanding.

7.	Any payment with respect to the Award will not be taken into account as compensation in the determination of your benefits under any pension, savings, life insurance, severance or other benefit plan maintained by Verizon, the Company or any of their respective affiliates. You acknowledge that the Award does not entitle you to any other benefits under any benefit plan or program maintained by Verizon, the Company or any of their respective affiliates.

8.	The Award shall not be deemed to constitute a contract of employment for a particular term between the Company, Verizon or any of their respective affiliates and you, nor shall it constitute a right to remain in the employ of any such entity.

9.	The Award will be granted under, and subject to the terms and conditions of, the Company LTI Plan (or any successor plan) and an award agreement to be entered into by you and the Company provided that the vesting, payment and other terms of the agreement shall be modified as necessary to give effect to the provisions of this Exhibit A. It is intended that such LTI Plan and award agreement contain substantially similar employment provisions and obligations as are currently contained in the Company’s 2010 Stock Incentive Plan and related agreements.

10.	For avoidance of doubt, the provisions of Section 12 of the Employment Agreement, which provide for a potential reduction in any payment that is subject to the excise tax imposed under Section 4999 of the U.S. Internal Revenue Code, shall apply to any payment that may be made pursuant to the Award.

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